UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934

                          (Amendment No. 2)


                        Pride Companies, L.P.
                          (Name of Issuer)

                  Common Limited Partnership Units
                   (Title of Class of Securities)

                              741537302
                           (CUSIP Number)

                          January 16, 2001
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.   741537302

     1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Pride Refining, Inc.
     Tax Identification No. 75-2315860

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions):

     (a)

     (b)

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER:     -0-

     6.   SHARED VOTING POWER:     -0-

     7.   SOLE DISPOSITIVE POWER:   -0-

     8.   SHARED DISPOSITIVE POWER:  -0-

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   -
     0-

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*:      Not Applicable

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

        12.     TYPE OF REPORTING PERSON (See Instructions):  CO

   (a)  Name of Issuer:

        Pride Companies, L.P.

   (b)  Address of Issuer's Principal Executive Offices:

        1209 North Fourth Street
        Abilene, Texas  79601

Item 2.
             (a) and (b)  Name of Person Filing; Address of
             Principal Business Office

                     Pride Refining, Inc.
                          1209 North Fourth Street
                          Abilene, Texas  79601

Item 2.(c)   Citizenship

                     Texas

Item 2.(d)   Title of Class of Securities:

                          Common Limited Partnership Units

             Item 2.(e)   CUSIP Number:

             741537302

Item 3.

                     Not Applicable.

Item 4.      Ownership

        (a)  Amount Beneficially Owned:  -0-

        (b)  Percent of Class:  0

        (c) Number of shares as to which each of the Reporting Persons is deemed to have:

             (i)  Sole power to vote or to direct
                  the vote:  -0-

             (ii) Shared power to vote or to direct
                  the vote:  -0-

            (iii) Sole power to dispose or to direct
                  the disposition of:  -0-

             (iv) Shared power to dispose or to direct
                  the disposition of:  -0-

             Item 5.      Ownership of Five Percent or Less of a Class:

        Not Applicable

             Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
   Reported on By the Parent Holding Company.

        Not Applicable

             Item 8. Identification and Classification of Members of the Group:

        Not Applicable

             Item 9.      Notice of Dissolution of Group:

        Not Applicable

             Item 10.     Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001

                                                        Pride Refining, Inc.


                                                        By: /s/ Brad Stephens
                                                        Brad Stephens
                                                        Chief Executive Officer